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Insider: Naroola.R **Issuer:** EnerNorth Indus **Security:** Common Sha

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Reported transactions for this session.

Security designation	Registered holder	Opening Balance	Date of transaction	Nature of transaction	Number or value acquired or disposed of	Closing Balance
Common Shares		0	2003-02-19	00 - Opening Balance-Initial SEDI Report	0	0
Common Shares		0	2006-01-09	51 - Exercise of options	15000	15000
Options (Common Shares)		75000	2006-01-09	51 - Exercise of options	-15000	60000

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